ROSS, SINCLAIRE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS	
CASH	$ 448,141
DEPOSITS WITH CLEARING BROKER AND OTHERS	57,417,830
NOTES RECEIVABLE - Net of allowance of $300,000	289,744
RECEIVABLE FROM RELATED PARTIES - Net of allowance of $300,000	1,282,959
SECURITIES OWNED AT FAIR VALUE	63,295,967
FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS — Net	150,866
GOODWILL — Net	62,777
OTHER ASSETS	902,844
TOTAL ASSETS	$ 123,851,128
LIABILITIES AND MEMBERS' EQUITY	
SECURITIES SOLD, NOT YET PURCHASED AT FAIR VALUE	$ 65,258,808
PAYABLE TO CLEARING BROKER	36,717,997
NOTE PAYABLE	625,000
ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND OTHER LIABILITIES	2,643,211
TOTAL LIABILITIES	105,245,016
MEMBERS' EQUITY:	
Additional paid-in capital	19,908,147
Note receivable from members	(1,302,035)
Total members' equity	18,606,112
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 123,851,128

See notes to financial statements.